
VegBox

Customer review video transcribed

So we found this on google just looking for places near by where that we thought had fresh good food and the photos looked amazing. We were not disappointed. We both had the Maryland crab bowl and she had the buffalo jerk cauliflower tacos. It was all so delicious. Amazing. Just amazing. Just quality ingredients. Perfectly cooked perfectly seasoned. Can't recommend enough. So good. And the cupcakes. Yeah. Yeah, awesome. Thank you ladies. Thank you.

Hi, tell us about your experiences here at VegBox. Oh, I love the VegBox. I just find the place a couple of weeks ago and this is already my fourth or fifth time back. I absolutely love the location and the food here is phonamal. Thank you. What's your favorite menu item? Right now, huh, pretty much everything I've been eating. How's that? Just to start. And how long have you been vegan? Since um, 1976. Umm humm, lucky times. Oh yeah. Alright, awesome. Thank you. No thank you.